

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

Via E-mail
David Hallonquist
Chief Executive Officer
Play La Inc.
Unit 92
171 Main Street
Road Town, Tortola, BVI VG1110

      Re: Play La Inc.
              Form 20-F for Fiscal Year Ended December 31, 2011
              Filed April 4, 2012
              File No. 000-52311

Dear Mr. Hallonquist:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Lyn Shenk

                                    Lyn Shenk
                                    Branch Chief